Filed by FBR Asset Investment Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Act of 1934

                               Subject Company: FBR Asset Investment Corporation
                                                   Commission File No: 001-15049


     On November 20, 2002, Friedman, Billings, Ramsey Group, Inc. and FBR Asset Investment Corporation distributed the following information:


         FORWARD LOOKING INFORMATION

         Statements concerning projections, future performance, developments, events, market forecasts, revenues, expenses, earnings, run rates and any other guidance on present or future periods constitute forward-looking statements. These forward-looking statements are subject to a number of factors, risks, and uncertainties that might cause actual results to differ materially from stated expectations or current circumstances. These factors include, but are not limited to, the overall environment for interest rates, repayment speeds within the mortgage-backed securities market, risk associated with equity investments, the demand for public offerings, activity in the secondary securities market, the high degree of risk associated with technology and other venture capital investments, competition for business and personnel, and general economic, political, and market conditions. Additional information concerning factors that could cause actual results to differ materially is contained in FBR Asset's Annual Report on Form 10-K and quarterly reports on Form 10-Q, and FBR Group's Annual Report on Form 10-K and quarterly reports on Form 10-Q.

         PROXY INFORMATION

         In connection with the proposed transactions, Friedman, Billings, Ramsey Group, Inc. and FBR Asset Investment Corporation will file a joint proxy statement/prospectus with the Securities and Exchange Commission. Investors and security holders are urged to carefully read the joint proxy statement/prospectus regarding the proposed transactions when it becomes available, because it will contain important information. Pro forma information contained in the following materials may be changed in the joint proxy statement/prospectus. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents containing information about Friedman, Billings, Ramsey Group, Inc. and FBR Asset, without charge, at the SEC's web site at http://www.sec.gov. Free copies of both companies' filings may be obtained by directing a request to 1001 Nineteenth Street North, Arlington, Virginia 22209,
         Attention: Investor Relations.

         PARTICIPANTS IN SOLICITATION

         FBR Group, FBR Asset and their respective directors, executive officers and other members of their management and employees may be soliciting proxies from their respective stockholders in connection with the proposed merger. Information concerning FBR Group's participants in the solicitation is set forth in FBR Group's proxy statement for its annual meeting of stockholders, filed with the SEC on May 30, 2002. Information concerning FBR Asset's participants in the solicitation is set forth in FBR Asset's proxy statement for its annual meeting of stockholders, filed with the SEC on April 23, 2002.






[FBR Logo]              INDEPENDENT BROKER/DEALER COMPARABLES
________________________________________________________________________________

                                                         Annualized Most Recent            Net Income
                                                            Nine Month Period            Applicable to
INDEPENDENT BROKER/DEALER NET INCOME                             Ended                       Common
------------------------------------                       (except where noted)           Shareholders

1  Morgan Stanley                                               31-Aug-02                      $3,008
2  Merrill Lynch                                                27-Sep-02                       2,593
3  Goldman Sachs                                                30-Aug-02                       2,145
4  Lehman Brothers                                              31-Aug-02                         973
5  Bear Stearns                                                 31-Aug-02                         881
6  NEW FBR GROUP PROJECTED 2003 PRO FORMA ADJUSTED NET INCOME*  31-DEC-03                         198
7  A.G. Edwards Inc.**                                          31-Aug-02                         190
8  Legg Mason, Inc.                                             30-Sep-02                         181
9  Raymond James Financial                                      28-Jun-02                          76
10 Jefferies Group                                              27-Sep-02                          63
11 Stifel Financial Corp.                                       30-Sep-02                           1

        *New FBR Group Pro Forma for full year 2003
        ** Annualized most recent six months


                       INDEPENDENT BROKER/DEALER ROE
                       -----------------------------


                                                              Nine Month         Annualized
                                                              Period End            ROE

                1  NEW FBR GROUP 2003 PRO FORM (ESTIMATED)     31-DEC-03              18.4%
                2  Bear Stearns                                31-Aug-02              16.5%
                3  Morgan Stanley                              31-Aug-02              14.0%
                4  Merill Lynch                                27-Sep-02              11.8%
                5  Lehman Brothers                             31-Aug-02              11.8%
                6  Goldman Sachs                               30-Aug-02              11.4%
                7  Legg Mason, Inc.*                           30-Sep-02              11.2%
                8  Jefferies Group                             27-Sep-02              10.3%
                9  Raymond James Financial                     28-Jun-02               9.5%
                10 A.G. Edwards Inc.*                          31-Aug-02               7.8%
                11 Stifel Financial Corp.                      30-Sep-02               1.9%
                12 SWS Group                                   27-Sep-02              -5.4%

                        *ROE annualized on most recent six month period
________________________________________________________________________________
                                                        Friedman Billings Ramsey

See statement concerning Forward Looking Information.

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